                               FINDER'S AGREEMENT

      AGREEMENT made on 22nd day of April, 1997, by and between AVALON RESEARCH GROUP INC. ("AVALON") and COMMODORE ENVIRONMENTAL SERVICES, INC. ("COES").

1. THE PARTIES

      1.1 COES, a corporation, with its principal office at 150 East 58th Street, Suite 3400, New York, New York 10155.

      1.2 AVALON, a corporation, with its principal office at 1900 Glades Road, Suite 201, Boca Raton, Florida 33431.

      1.3 The persons executing this Agreement represent to each other that they have full and complete authority to do so and has been designated to do so by their respective Board of Directors.

2. THE AGREEMENT

      2.1 COES seeks a purchaser of all or part of a private placement offering ("Offering"). The Offering shall be for any combination of debt and equity on terms and conditions satisfactory to COES. As a result of the introduction made through AVALON to an investor (either a single investor or several investors referred to herein as "INVESTORS") or any related entity under INVESTORS' control, should the Offering be placed with INVESTORS, COES shall owe AVALON the fees described herein. Should COES close on any introduced transactions under this Agreement, that in itself shall serve as proof that the Offering met the terms and conditions that were satisfactory to COES.

      2.2 It is acknowledged by COES that: AVALON has acted solely as a finder and not in any other capacity; AVALON has not advised COES in any manner regarding the merits of this or any other financing arrangement; COES has consulted its own counsel on all aspects of this Offering and has done its own due diligence to its satisfaction; AVALON has not made any representations to COES to induce it into this Agreement.

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Finder's Agreement                                              April 23, 1997


      2.3 COES shall be under no obligation to pay any fee or other monies whatsoever to AVALON on account of this Agreement unless (a) the purchase of the Offering contemplated by this Agreement has closed with INVESTORS and (b) the purchase of the Offering has resulted from the introduction by AVALON to COES of INVESTORS. For purposes of this Agreement, the total amount of the fee due AVALON shall be due and payable on the date of the closing.

      2.4 Prior to introduction to any particular investor, AVALON will first disclose the identity of that proposed investor to COES. COES, at its sole discretion, can approve or decline whether such introduction can be made to that investor. If COES does not approve or decline whether such introduction can be made to that investor within 24 hours of the disclosure of the identity of that investor by AVALON to COES, then such inaction shall be deemed an approval.

      2.5 AVALON shall obtain an executed non-disclosure agreement, in the form submitted by COES, from all investors prior to presenting the Offering to them for their review.

      2.6 This Agreement will expire one year from the date first above at which time neither party will have any obligations towards the other party unless introduced INVESTORS are actively negotiating with COES at expiration time, then this Agreement will survive until such time as the active dealings either terminate or a Offering is closed.

3. THE FEE

      3.1 The fee for introduction by AVALON to COES of INVESTORS, to be paid to AVALON by COES pursuant to this Agreement, shall be a sum computed on the total purchase of or the total investment made in the Offering as follows:

       Ten Percent (10%) of all funds raised shall be paid to AVALON in cash upon the closing of the transaction. The term "funds raised" shall include all funds due to COES under the Agreement between COES and INVESTORS regardless of when those funds may be payable to COES.


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Finder's Agreement                                              April 23, 1997


      3.2. In addition to the cash fee in paragraph 3.1, AVALON shall be granted Common Stock purchase warrants ("Warrants"), in consideration of its services rendered, in an amount of 10% of the number of Warrants granted to INVESTORS at an exercise price equal to the exercise price of the Warrants issued to INVESTORS. Such Warrants granted to AVALON shall expire five years from the closing date of the Offering. (Should the closing take place in more than one part, the Warrants shall be granted at the first such closing part and shall expire five years from that date.)

      3.3 The fee due to AVALON shall be payable to AVALON through the closing escrow. The escrow agent shall release the fee to AVALON at the same time as the balance of escrowed funds are released to COES and the certificates and warrants are released to INVESTORS.

4. OTHER

      4.1 Any arrangements made by AVALON with any broker or other persons with whom AVALON is or may be involved are the total responsibility of AVALON. Upon payment made by COES to AVALON of the AVALON's fee, AVALON will hold COES free and harmless from any and all claims, liabilities, commissions, fees or expenses in connection with the transaction from any party who alleges a relationship with or through AVALON and the INVESTORS.

      4.2 In the event of any dispute between COES and AVALON arising under or pursuant to the terms of this Agreement, or any matters arising under the terms of this Agreement, the same shall be settled only by arbitration in the Borough of Manhattan, City of New York, State of New York, in accordance with the rules and regulations of the American Arbitration Association. The determination of the arbitrators shall be final and binding upon COES and AVALON and may be enforced in any court of appropriate jurisdiction.

      4.3 This Agreement shall be construed by and governed under the laws of the State of New York.

      4.4 This Agreement contains the entire agreement between AVALON and COES concerning the introduction of INVESTORS to COES and correctly sets forth the rights and duties of each of the parties to each other concerning that


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Finder's Agreement                                              April 23, 1997

matter as of this date. Any agreement or representation concerning the subject matter of this Agreement or the duties of AVALON to COES in relation thereto, not set forth in this Agreement, is null and void.

      IN WITNESS WHEREOF, the parties have signed this Agreement on the date first written above.


                                 AVALON RESEARCH GROUP INC.


                                    by:  /s/ Michael Margolies
                                        ----------------------------------
                                            Michael Margolies, Pres.


                                 COMMODORE ENVIRONMENTAL SERVICES, INC.


                                    by:  /s/ Bentley Blum
                                        ----------------------------------
                                             Bentley Blum, Chairman





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